SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2003

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On January 24, 2003, Irwin Financial Corporation announced its fourth quarter earnings and management succession as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued January 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: January 24, 2003   By: /s/ GREGORY F. EHLINGER
                                   _____

                                   GREGORY F. EHLINGER
                                   Senior Vice President and Chief
                                   Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued January 24, 2003

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.376.1935
Conference call 1:00 EST January 24, 2003	866.418.3599
Replay (passcode: 6699501)	877.213.9653

IRWIN FINANCIAL CORPORATION ANNOUNCES
FOURTH QUARTER EARNINGS AND MANAGEMENT SUCCESSION

- **Record Net Income**
- **Improvements in Each Line of Business**
- **Generally Stabilizing Credit Quality**
- **2003 Earnings Forecast Raised to a Range of $1.90 to $2.10 per Share**
- **Irwin Financial President, John Nash, to Retire Effective April 30**

(Columbus, IN, January 24, 2003) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending, today announced net income for the fourth quarter of 2002 of $27.2 million or $0.92 per diluted share, a quarterly record. This compares with net income of $12.1 million or $0.53 per diluted share during the same period in 2001, an increase in earnings per share of 74 percent. Net income for the entire year of 2002 totaled $53.3 million or $1.89 per share, compared to $45.5 million or $2.00 per share during 2001. Earnings per share for the year declined due to common stock issuance early in 2002.

"We are very pleased with our results in 2002. Despite difficult economic conditions and volatility in financial markets, as well as the accounting transition we are making in our home equity lending line of business, we produced very strong financial results this year and built the base for continued growth," said Will Miller, Chairman and CEO of Irwin Financial. "While our mortgage banking results stand out, we exceeded our original plans in commercial banking and home equity lending as well. Given the momentum we have developed in those businesses, as well as our improvement in credit quality in commercial finance and the positioning of our mortgage servicing portfolio, we currently believe 2003 earnings will be in the range of $1.90 to $2.10 per share."

Financial highlights included:

$ in millions, except EPS	**4Q 2002**	**4Q 2001**	**Percent Change**	**YTD 2002**	**YTD 2001**	**Percent Change**
Total Consolidated Net Revenues	$151	$118	29%	$427	$401	7%
Net Income:						
> Mortgage Banking	17.0	12.8	33	44.5	38.1	17
> Commercial Banking	4.7	3.0	57	16.1	8.9	80
> Home Equity Lending	8.0	5.6	44	1.0	16.2	-94
> Commercial Finance	0.1	-1.0	NM	-0.1	-2.9	98
> Venture Capital	0.0	-3.4	NM	-2.5	-6.5	62
> Parent and Other	-2.6	-4.9	47	-5.7	-8.3	30
Total Consolidated Net Income	27.2	12.1	125	53.3	45.5	17
Earning per Share (diluted)	0.92	0.53	74	1.89	2.00	-6
Return on Average Equity	30.9%	21.0%		16.7%	21.8%	

Credit Trends

Credit costs generally stabilized in each of our consumer and commercial credit-sensitive portfolios. Charge-offs declined in each of the portfolios. Thirty-day and greater delinquencies were flat in our two commercial portfolios, but rose in our consumer portfolio due principally to portfolio sales. Our consolidated credit provision totaled $8.6 million, a $7.0 million or 45 percent decrease compared with the third quarter of 2002. Our provision totaled $44.0 million for the entire year, a 151 percent increase over that recorded in 2001.

The ratio of charge-offs to average loans and leases, and the allowance for loans and lease losses to total loans and leases for our principal credit-related portfolios are shown below.

	Commercial Loans	Home Equity Lending[1]	Commercial Finance
Annualized Charge-offs			
• **4Q02**	0.21%	2.83%	1.64%
• **3Q02**	0.33	3.01	2.48
• **4Q01**	0.29	1.95	2.68
Allowance to Loans and Leases			
• **December 31, 2002**	1.14%	5.80%	2.21%
• **September 30, 2002**	1.06	6.89	2.22
• **December 31, 2001**	0.97	6.70	1.73

Line of Business Results

Mortgage Banking

Net income at our mortgage banking line of business totaled $17.0 million in the fourth quarter of 2002, an increase of $4.2 million or 33 percent compared with the year earlier period. The year-over-year increase was largely attributable to strong loan originations, the result of favorable interest rate conditions and branch expansion. For the entire year of 2002, the mortgage banking line of business earned $44.5 million, a $6.4 million or 17 percent increase.

Mortgage loan originations totaled $4.6 billion during the fourth quarter, a year-over-year increase of $1.7 billion or 60 percent and an increase of $1.5 billion compared with the third quarter of 2002. Refinanced loans accounted for 73 percent of fourth quarter production, compared with 64 percent in the year earlier period. Loans for the purchase of homes increased $0.2 billion or 23 percent year-over-year. During the fourth quarter, our new correspondent unit contributed approximately $0.14 billion of originations. As announced in August 2002, we have added this new production platform to complement our existing retail and wholesale channels and have staffed it with senior managers with extensive experience in correspondent lending. The correspondent unit began production in early October and we anticipate it will be a meaningful contributor to our production and net interest income in 2003.

Our first mortgage servicing portfolio totaled $16.8 billion as of December 31, 2002, a year-over-year increase of 30 percent, reflecting strong production. The balance sheet carrying value of our first mortgage servicing portfolio totaled $146.4 million as of December 31, 2002, or 0.87 percent of the underlying loan balance, reflecting our weighted average servicing fee of 0.37 percent.

---

[1] The figures for home equity lending reflect both on- and off-balance sheet (securitized with credit risk retained) portfolios.

During the quarter, we recorded impairment on our servicing asset, net of derivative gains, of $12.2 million, compared with net impairment of $7.4 million a year earlier. The net impairment reflects a decline in mortgage interest rates during the quarter. We sold $0.9 billion of high coupon, high delinquency servicing rights that contributed to our $4.9 million pre-tax gain on sale during the fourth quarter.

Commercial Banking

Our commercial banking line of business earned $4.7 million in the fourth quarter of 2002, an increase of $1.7 million or 57 percent compared with a year earlier and a $1.2 million increase over the third quarter of 2002. The increase in net income largely reflects year-over-year growth of $3.7 million or 25 percent in net interest income. Net income for the year totaled $16.1 million, a $7.2 million or 80 percent annual increase.

The commercial banking loan portfolio of $1.8 billion at December 31 increased $0.3 billion, or 20 percent year-over-year, although only 2 percent over the third quarter of 2002, reflecting slowing loan demand. The net interest margin for the line of business in the fourth quarter of 2002 was 3.91 percent, compared with 3.77 percent during the fourth quarter of 2001 and 3.98 percent during the third quarter. Core deposits totaled $1.5 billion as of December 31, 2002, an annual increase of 34 percent. Average core deposits during the fourth quarter were 15 percent greater than in the third quarter of 2002.

Included in fourth quarter net income was $2.7 million in provision for loan and lease losses, a year-over-year decrease of $0.8 million, reflecting stabilizing credit quality. Net charge-offs totaled $1.0 million during the fourth quarter of 2002 or 0.21 percent of average loans on an annualized basis, down from 0.33 percent during the third quarter of 2002. Net charge-offs totaled 0.22 percent for the year, up from 0.19 percent in 2001, but still well below peer averages. Loan loss reserves to loans totaled 1.14 percent as of December 31, 2002, compared with 1.06 percent at the end of the third quarter.

Home Equity Lending

Our home equity lending business earned $8.0 million during the fourth quarter of 2002, a $2.4 million increase as compared to the fourth quarter of 2001, and a $7.6 million increase compared with the third quarter of 2002. The fourth quarter 2002 results compared to the previous year include a decline of $8.2 million from gains on loan sales and an increase of $2.2 million in loan loss provision that were offset by a $15.6 million increase in net interest income. Net income for 2002 totaled $1.0 million, compared with $16.2 million a year earlier, reflecting our transition off gain-on-sale treatment of our securitization fundings.

Loan origination volumes for the fourth quarter totaled $262.0 million, a 24 percent year-over-year decrease compared with originations of $346.9 million a year earlier. We sold $245.0 million of whole loans during the quarter for a net gain on sale of $12.6 million. We retained servicing rights, including rights to prepayment penalties, on the underlying loans. For the entire year, we sold $615.5 million of loans or approximately 58 percent of our annual production of $1.1 billion. Over time, we anticipate we will balance loan sales with portfolio development in a similar manner. Our managed home equity portfolio totaled $1.8 billion at quarter-end, compared with $2.1 billion a year earlier, an 11 percent decrease. Capitalized residual assets totaled $157.1 million as of December 31, 2002, compared with $199.1 million a year earlier. During the quarter, we recognized $3.4 million of residual impairment charges principally due to increases in prepayment speeds. Credit performance during the quarter met our modeled assumptions.

During the fourth quarter we put into place modified credit policies that we believe will have the effect of raising the overall credit profile of our home equity customers. We believe these changes, which were first reflected in production late in the quarter, may result in improved credit performance and less volatility in our results, although over time we are likely to have a lower gross yield on our portfolio. These changes may substantially increase the size of the potential market for our products, although this market is more competitive. We anticipate that overall risk-adjusted returns will improve as a result of these changes.

Thirty-day and greater delinquencies on our managed portfolio as of December 31, 2002, were 6.01 percent, up from 5.01 percent at September 30. This quarterly increase in delinquencies largely reflects the effect of selling a large percentage of current production, all of which had no delinquencies, as well as continued seasoning and seasonality. Total managed portfolio delinquencies increased $8.8 million during the quarter, compared with an increase of $4.7 million during the third quarter. Net charge-offs totaled 2.83 percent of our average managed portfolio during the fourth quarter, down from an annualized rate of 3.01 percent during the third quarter. In total, reflecting both our on-balance sheet allowance for loan losses and reserves embedded in the valuation of our residuals, we have a total reserve for loan losses of 5.80 percent of our managed loans.

Commercial Finance

Our commercial finance line of business, which includes broker- and vendor-based small ticket leasing and franchise finance loans, earned $0.1 million during the fourth quarter, compared to a loss of $1.0 million during the same period in 2001 and a loss of $0.7 million in the third quarter. The line of business lost $0.1 million for the year, compared with a loss of $2.9 million in 2001.

The improvement in sequential quarter results largely reflects reduced credit costs for our broker-based, small ticket portion of our commercial finance portfolio. Lease and loan fundings totaled $62.8 million in the fourth quarter compared to $58.4 million in the third quarter and $46.4 million a year ago.   The equipment lease and loan portfolio totaled $345.8 million at December 31, 2002, an $81.0 million or 30.6 percent annual increase. Our allowance for loan and lease loss totaled $7.7 million, or 2.21 percent of outstanding loans and leases.

Venture Capital

Irwin Ventures earned $48 thousand during the fourth quarter, compared with a loss of $3.4 million a year earlier. We made follow-on investments in two portfolio companies during the fourth quarter. The company's investment portfolio had a $4.5 million carrying value as of December 31, 2002, or less than 1 percent of consolidated Tier 1 capital.

Our consolidated assets totaled $4.9 billion as of December 31, 2002, a $0.6 billion increase from September 30, principally reflecting a $0.5 billion increase in mortgage loans held for sale. Our loan and lease portfolio totaled $2.8 billion as of December 31, 2002, and mortgage loans held for sale totaled $1.3 billion.

Nonperforming assets (including other real estate owned of $5.3 million) were $36.4 million or 0.75 percent of total assets as of December 31, 2002, up from $23.5 million or 0.68 percent of total assets a year earlier and up from $33.3 million but down from 0.79 percent of total assets as of September 30, 2002. The year-over-year increase is principally a result of increases in nonperforming assets in our commercial banking line of business, although nonperforming commercial banking assets were less than 1 percent higher than third quarter levels. Our on-balance sheet allowance for loan and lease losses totaled $50.9 million as of December 31, 2002, compared with $22.3 million a year earlier, reflecting on-balance sheet portfolio loan growth, economic conditions, and the increase in nonperforming assets. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases totaled 164 percent at year-end, compared to 173 percent at the end of the third quarter.

We had $360.6 million or $12.98 per share in common shareholders' equity as of December 31, 2002, a year-over-year per share increase of 20 percent. The Corporation's Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 9.7 percent and 13.2 percent, respectively, as of December 31, 2002, compared with 10.2 percent and 13.5 percent respectively, at the end of the third quarter 2002. These compare to "well-capitalized" regulatory standards of 5.0 percent and 10.0 percent, respectively.

In October 2002, we sold $34 million of 8.7 percent trust preferred securities. These securities qualified immediately as Tier 2 regulatory capital and are eligible for inclusion in Tier 1 capital. These securities are callable at par beginning in September 2007 and mature in September 2032.

Management Changes

John Nash, 64, President of Irwin Financial, has announced his decision to retire after nearly 37 years with the Corporation, effective April 30. "John Nash has been an integral part of the leadership and tremendous growth of our company over the past 37 years," said Will Miller, Chairman. "When John joined us in 1966, Irwin operated a single line of business from four offices in one county in south-central Indiana. In that year, we had total assets of $76 million and net income of $700 thousand. John helped lead this company beyond those borders, expanding to reach 133 offices in two countries, total assets of $4.9 billion and net income of $53 million. This is a remarkable achievement in any business career. Much of the benefit we have derived from John's personal example is now part of the fabric of our company; we will miss his influence and wish him the best."

Subsequent to Irwin Financial's Board meeting in April, it is anticipated that the following management changes will occur, effective upon Nash's retirement.

- Claude Davis, 42, currently President of our commercial banking line of business, will become Senior Vice President of Irwin Financial with direct line responsibilities for the commercial banking and commercial finance lines of business. Davis has been an officer of the Corporation since 1988.
- Brad Kime, 42, currently Executive Vice President (EVP) and Chief Operating Officer of the commercial banking line of business, will replace Davis as President of that line of business. Kime has been an officer of the Corporation since 1986 and the EVP of the commercial banking line of business since 1998.
- Tom Washburn, Executive Vice President of Irwin Financial, will assume the oversight of Irwin Mortgage and continue to oversee Irwin Home Equity and Irwin Ventures.
- Will Miller, current CEO, will assume the title of President of Irwin Financial.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its operating companies -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "forecast," "to retire," "believe," "will," "anticipate(d)," "assume," "assumption(s)," "may," "are likely," "continue(d)," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect consumer demand for our products; staffing fluctuations in response to product demand; the relative profitability of our lending operations, including our correspondent mortgage loan originations; the valuation and management of our servicing portfolios, including short-term swings in valuation of such portfolios due to quarter-end secondary market interest rates, which are inherently volatile; refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in delivering loans to the secondary market as planned; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line of business performance; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules, disclosure or consumer lending rules, or rules affecting corporate governance; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data)

	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Net Interest Income	$64,035	$43,041	$20,994	48.8	$57,481
Provision for Loan and Lease Losses	(8,587)	(8,143)	(444)	(5.5)	(15,577)
Noninterest Income	95,961	82,850	13,111	15.8	54,483
Total Net Revenues	151,409	117,748	33,661	28.6	96,387
Noninterest Expense	106,849	98,825	8,024	8.1	83,093
Income before Income Taxes	44,560	18,923	25,637	135.5	13,294
Income Taxes	17,314	6,925	10,389	150.0	5,050
Income before Minority Interest	27,246	11,998	15,248	127.1	8,244
Minority Interest	43	(115)	158	137.4	51
Net Income	$27,203	$12,113	$15,090	124.6	$8,193
Dividends on Common Stock	$1,874	$1,384	$490	35.4	$1,873
Diluted Earnings Per Share (30,483 Weighted Average Shares Outstanding)	$0.92	$0.53	0.39	73.6	$0.29
Basic Earnings Per Share (27,742 Weighted Average Shares Outstanding)	0.98	0.57	0.41	71.9	0.30
Dividends Per Common Share	0.0675	0.0650	0.0025	3.8	0.0675
Common Stock Market Price:					
High	$17.80	$22.08	($4.28)	(19.4)	$20.05
Low	13.20	14.49	(1.29)	(8.9)	14.50
Net Charge-Offs	$4,959	$3,490	$1,469	42.1	$5,807

Performance Ratios - Quarter to Date:			
Return on Average Assets	2.30%	1.39%	0.79%
Return on Average Equity	30.94%	21.03%	9.89%

	YTD-2002	YTD-2001	$ Change	% Change
Net Interest Income	$213,647	$147,199	$66,448	45.1
Provision for Loan and Lease Losses	(43,996)	(17,505)	(26,491)	(151.3)
Noninterest Income	257,433	271,243	(13,810)	(5.1)
Total Net Revenues	427,084	400,937	26,147	6.5
Noninterest Expense	340,752	327,320	13,432	4.1
Income before Income Taxes	86,332	73,617	12,715	17.3
Income Taxes	33,438	28,626	4,812	16.8
Income before Minority Interest	52,894	44,991	7,903	17.6
Minority Interest	61	(350)	411	117.4
Income before Cumulative Effect of Change in Accounting Principle	52,833	45,341	7,492	16.5
Cumulative Effect of Change in Accounting Principle, Net of Tax	495	175	320	182.9
Net Income	$53,328	$45,516	$7,812	17.2
Dividends on Common Stock	$7,469	$5,519	$1,950	35.3
Diluted Earnings Per Share (29,675 Weighted Average Shares Outstanding)	$1.89	$2.00	(0.11)	(5.5)
Basic Earnings Per Share (26,823 Weighted Average Shares Outstanding)	1.99	2.15	(0.16)	(7.4)
Dividends Per Common Share	0.2700	0.2600	0.0100	3.8
Common Stock Market Price:				
High	$20.66	$27.70	($7.04)	(25.4)
Low	13.20	14.49	(1.29)	(8.9)
Closing	16.50	17.00	(0.50)	(2.9)
Net Charge-Offs	$19,335	$8,206	$11,129	135.6

Performance Ratios - Year to Date:		
Return on Average Assets	1.33%	1.45%
Return on Average Equity	16.66%	21.82%

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Loans Held for Sale	$1,314,849	$502,086	$812,763	161.9	$773,117
Loans and Leases in Portfolio	2,815,276	2,137,822	677,454	31.7	2,785,636
Allowance for Loan and Lease Losses	(50,936)	(22,283)	(28,653)	(128.6)	(47,299)
Total Assets	4,884,722	3,446,602	1,438,120	41.7	4,247,565
Total Deposits	2,694,344	2,308,962	385,382	16.7	2,548,998
Shareholders' Equity	360,555	231,665	128,890	55.6	335,475
Shareholders' Equity available to Common Shareholders (per share)	12.98	10.81	2.17	20.1	12.09
Average Equity/Average Assets (YTD)	7.99%	6.65%			8.19%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Net Interest Income	$15,495	$12,235	$3,260	26.6	$10,217
Provision for Loan Losses	(135)	(124)	(11)	(8.9)	(16)
Loan Origination Fees	26,694	18,910	7,784	41.2	18,845
Gain on Sales of Loans	58,610	38,537	20,073	52.1	36,065
Gain on Sale of Servicing	4,903	2,315	2,588	111.8	223
Loan Servicing Fees, Net of Amortization Expense	(800)	4,047	(4,847)	(119.8)	2
Impairment of Servicing Assets, Net of Hedging	(12,242)	(7,403)	(4,839)	(65.4)	(5,611)
Other Revenues	1,904	1,122	782	69.7	1,616
Total Net Revenues	94,429	69,639	24,790	35.6	61,341
Salaries, Pension, and Other Employee Expense	45,393	31,424	13,969	44.5	33,024
Other Expenses	21,244	17,863	3,381	18.9	15,161
Income Before Income Taxes	27,792	20,352	7,440	36.6	13,156
Income Taxes	10,812	7,558	3,254	43.1	5,115
Net Income	$16,980	$12,794	$4,186	32.7	$8,041
Total Mortgage Loan Originations:	$4,553,646	$2,837,698	$1,715,948	60.5	$3,011,673
Percent retail	34.41%	37.83%			33.09%
Percent wholesale	58.11%	58.08%			61.23%
Percent brokered	4.40%	4.09%			5.68%
Percent correspondent	3.08%	na			na
Refinancings as a Percentage of Total Originations	72.75%	64.48%			62.43%

	YTD-2002	YTD-2001	$ Change	% Change	
Net Interest Income	$41,545	$30,261	$11,284	37.3	
Provision for Loan Losses	(354)	31	(385)	(1241.9)	
Loan Origination Fees	74,970	61,917	13,053	21.1	
Gain on Sales of Loans	147,647	113,140	34,507	30.5	
Gain on Sale of Servicing	14,842	8,394	6,448	76.8	
Loan Servicing Fees, Net of Amortization Expense	3,219	18,177	(14,958)	(82.3)	
Impairment of Servicing Assets, Net of Hedging	(17,790)	(7,475)	(10,315)	(138.0)	
Other Revenues	6,727	5,016	1,711	34.1	
Total Net Revenues	270,806	229,461	41,345	18.0	
Salaries, Pension, and Other Employee Expense	131,846	110,939	20,907	18.8	
Other Expenses	65,869	56,685	9,184	16.2	
Income Before Income Taxes	73,091	61,837	11,254	18.2	
Income Taxes	28,548	23,912	4,636	19.4	
Income Before Cumulative Effect of Change in Accounting Principle	44,543	37,925	6,618	17.5	
Cumulative Effect of Change in Accounting Principle	0	175	(175)	(100.0)	
Net Income	$44,543	$38,100	$6,443	16.9	
Total Mortgage Loan Originations:	$11,411,875	$9,225,991	$2,185,884	23.7	
Percent retail	34.19%	35.69%			
Percent wholesale	59.07%	59.70%			
Percent brokered	5.52%	4.61%			
Percent correspondent	1.22%	na			
Refinancings as a Percentage of Total Originations	61.09%	54.10%			

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Owned Servicing Portfolio Balance	$16,792,669	$12,875,532	$3,917,137	30.4	$15,226,276
Weighted average interest rate	6.59%	7.23%			6.88%
Delinquency ratio (30+ days):	5.28%	7.80%			5.75%
Conventional	2.02%	2.01%			1.80%
Government	8.93%	10.30%			8.79%
Servicing Asset	$146,398	$211,201	($64,803)	(30.7)	$132,539

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Net Interest Income	$18,597	$14,858	$3,739	25.2	$17,882
Provision for Loan and Lease Losses	(2,672)	(3,495)	823	23.5	(2,630)
Other Revenues	4,974	4,178	796	19.1	2,607
Total Net Revenues	20,899	15,541	5,358	34.5	17,859
Salaries, Pension, and Other Employee Expense	7,861	6,227	1,634	26.2	7,363
Other Expenses	5,564	4,390	1,174	26.7	4,765
Income Before Income Taxes	7,474	4,924	2,550	51.8	5,731
Income Taxes	2,770	1,922	848	44.1	2,238
Net Income	$4,704	$3,002	$1,702	56.7	$3,493
Return on Average Equity	12.38%	11.38%			11.58%
Return on Average Assets	0.96%	0.73%			0.92%
Net Charge-offs	$961	$1,070	($109)	(10.2)	$1,452
Net Interest Margin	3.91%	3.77%			3.98%

	YTD-2002	YTD-2001	$ Change	% Change
Net Interest Income	$69,854	$50,999	$18,855	37.0
Provision for Loan and Lease Losses	(9,812)	(7,900)	(1,912)	(24.2)
Other Revenues	16,081	14,981	1,100	7.3
Total Net Revenues	76,123	58,080	18,043	31.1
Salaries, Pension, and Other Employee Expense	29,896	25,411	4,485	17.6
Other Expenses	20,133	18,071	2,062	11.4
Income Before Income Taxes	26,094	14,598	11,496	78.8
Income Taxes	10,009	5,680	4,329	76.2
Net Income	$16,085	$8,918	$7,167	80.4
Return on Average Equity	11.47%	10.45%		
Return on Average Assets	0.89%	0.64%		
Net Charge-offs	$3,731	$2,484	$1,247	50.2
Net Interest Margin	4.01%	3.80%		

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Securities and Short-Term Investments	$44,433	$43,278	$1,155	2.7	$31,277
Loans and Leases	1,823,304	1,514,957	308,347	20.4	1,795,316
Allowance for Loan and Lease Losses	(20,725)	(14,644)	(6,081)	(41.5)	(19,014)
Interest-Bearing Deposits	1,493,789	1,282,503	211,286	16.5	1,462,503
Noninterest-Bearing Deposits	240,075	173,873	66,202	38.1	211,079
Commercial Loan Delinquency Ratio (30+ days):	0.37%	0.38%			0.39%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Residual Asset Interest Income	$7,603	$9,352	($1,749)	(18.7)	$8,493
Net Interest Income - Unsold Loans and Other	20,768	5,170	15,598	301.7	18,615
Provision for Loan Losses	(3,915)	(1,736)	(2,179)	(125.5)	(9,221)
Trading Losses	(3,398)	(3,762)	364	9.7	(9,574)
Gain on Sales of Loans, Including Points and Fees	12,611	20,840	(8,229)	(39.5)	9,196
Servicing Income, net	1,034	2,377	(1,343)	(56.5)	1,821
Other Revenues	363	830	(467)	(56.3)	540
Total Net Revenues	35,066	33,071	1,995	6.0	19,870
Salaries, Pension, and Other Employee Expense	12,842	14,095	(1,253)	(8.9)	11,078
Other Expense	8,853	9,678	(825)	(8.5)	8,087
Income Before Income Taxes	13,371	9,298	4,073	43.8	705
Income Taxes	5,348	3,719	1,629	43.8	282
Net Income	$8,023	$5,579	$2,444	43.8	$423
Loan Volume	$261,997	$346,851	($84,854)	(24.5)	$290,767
Loans Sold *	245,017	229,492	15,525	6.8	189,699
Return on Average Equity	20.50%	16.58%			0.92%
Net Charge-offs	2,625	2,941	(316)	(10.7)	2,421

* Loans sold in third and fourth quarter 2002 were
with servicing retained, but credit risk released;
loans sold in fourth quarter 2001 included
retention of servicing rights and credit risk.

	YTD-2002	YTD-2001	$ Change	% Change
Residual Asset Interest Income	$34,164	$32,029	$2,135	6.7
Net Interest Income - Unsold Loans and Other	59,904	29,774	30,130	101.2
Provision for Loan Losses	(25,596)	(2,320)	(23,276)	(1003.3)
Trading Losses	(26,032)	(38,407)	12,375	32.2
Gain on Sales of Loans, Including Points and Fees	28,942	91,406	(62,464)	(68.3)
Servicing Income, net	6,623	10,138	(3,515)	(34.7)
Other Revenues	2,258	1,649	609	36.9
Total Net Revenues	80,263	124,269	(44,006)	(35.4)
Salaries, Pension, and Other Employee Expense	46,548	59,007	(12,459)	(21.1)
Other Expense	32,040	38,182	(6,142)	(16.1)
Income Before Income Taxes	1,675	27,080	(25,405)	(93.8)
Income Taxes	670	10,832	(10,162)	(93.8)
Net Income	$1,005	$16,248	($15,243)	(93.8)
Loan Volume	$1,067,227	$1,149,410	($82,183)	(7.2)
Loans Sold	615,497	1,080,328	(464,831)	(43.0)
Return on Average Equity	0.59%	15.15%		
Net Charge-offs	10,101	2,941	nm	nm

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Home Equity Loans Held for Sale	$75,540	$0	$75,540	na	$64,000
Home Equity Loans Held for Investment	626,355	346,192	280,163	80.9	655,966
Allowance for Loan and Lease Losses	(21,689)	(2,220)	(19,469)	(877.0)	(20,400)
Residual Asset	157,065	199,071	(42,006)	(21.1)	168,119
Managed Portfolio	1,830,339	2,064,542	(234,203)	(11.3)	2,018,633
Delinquency Ratio (30+ days)	6.01%	5.07%			5.01%
Managed Portfolio, including subservicing	$2,502,685	$2,317,975	$184,710	8.0	$2,489,240
Delinquency Ratio (30+ days)	5.12%	5.25%			4.68%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Finance	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Net Interest Income	$4,183	$3,235	$948	29.3	$3,838
Provision for Loan and Lease Losses	(1,961)	(2,788)	827	29.7	(3,804)
Other Revenues	1,137	607	530	87.3	1,631
Total Net Revenues	3,359	1,054	2,305	218.7	1,665
Salaries, Pension, and Other Employee Expense	2,817	2,040	777	38.1	2,373
Other Expenses	437	705	(268)	(38.0)	392
Income (Loss) Before Income Taxes and Minority Interest	105	(1,691)	1,796	106.2	(1,100)
Income Taxes	(33)	(674)	641	95.1	(524)
Income (Loss) Before Minority Interest	138	(1,017)	1,155	113.6	(576)
Minority Interest	42	(28)	70	250.0	87
Net Income (Loss)	$96	($989)	$1,085	109.7	($663)
Net Charge-Offs	$1,362	$1,709	($347)	(20.3)	$1,910
Net Interest Margin	5.05%	5.07%			4.91%
Total Fundings of Loans and Leases	$62,790	$46,356	$16,434	35.5	$58,399

	YTD-2002	YTD-2001	$ Change	% Change	
Net Interest Income	$15,140	$9,481	$5,659	59.7	
Provision for Loan and Lease Losses	(8,481)	(6,939)	(1,542)	(22.2)	
Other Revenues	4,397	1,695	2,702	159.4	
Total Net Revenues	11,056	4,237	6,819	160.9	
Salaries, Pension, and Other Employee Expense	9,482	6,481	3,001	46.3	
Other Expenses	2,482	2,457	25	1.0	
Loss Before Income Taxes, Minority Interest, and					
Cumulative Effect of Change in Accounting Principle	(908)	(4,701)	3,793	80.7	
Income Taxes	(450)	(1,514)	1,064	70.3	
Loss Before Minority Interest and Cumulative					
Effect of Change in Accounting Principle	(458)	(3,187)	2,729	85.6	
Minority Interest	95	(307)	402	130.9	
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	(553)	(2,880)	2,327	80.8	
Cumulative Effect of Change in Accounting Principle	495	0	495	na	
Net (Loss)	($58)	($2,880)	$2,822	98.0	
Net Charge-Offs	$5,401	$4,653	$748	16.1	
Net Interest Margin	5.07%	4.64%			
Total Fundings of Loans and Leases	$207,087	$190,716	$16,371	8.6	

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Investment in Loans and Leases	$345,844	$264,827	$81,017	30.6	$318,251
Allowance for Loan and Lease Losses	(7,657)	(4,587)	(3,070)	(66.9)	(7,050)
Weighted Average Yield	10.18%	10.77%			10.44%
Delinquency ratio (30+ days)	1.00%	2.02%			1.06%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Venture Capital	Q4-2002	Q4-2001	$ Change	% Change	Q3-2002
Net Interest Income after Provision for Loan Losses	$9	$13	($4)	(30.8)	$11
Mark to Market Adjustment on Investments	129	(5,742)	5,871	102.2	(2,851)
Other Revenues	76	89	(13)	(14.6)	116
Total Net Revenues	214	(5,640)	5,854	103.8	(2,724)
Operating Expenses	131	129	2	1.6	123
Income (Loss) Before Income Taxes	83	(5,769)	5,852	101.4	(2,847)
Income Tax Expense (Benefit)	33	(2,319)	2,352	101.4	(1,139)
Net Income (Loss) before Minority Interest	50	(3,450)	3,500	101.4	(1,708)
Minority Interest	2	(43)	45	104.7	(36)
Net Income (Loss) before Minority Interest	$48	(3,407)	3,455	101.4	(1,672)

	YTD-2002	YTD-2001	$ Change	% Change
Net Interest Income after Provision for Loan Losses	$43	($404)	447	110.6
Mark to Market Adjustment on Investments	(4,187)	(10,444)	6,257	59.9
Other Revenues	501	592	(91)	(15.4)
Total Net Revenues	(3,643)	(10,256)	6,613	64.5
Operating Expenses	552	661	(109)	(16.5)
Loss Before Income Taxes	(4,195)	(10,917)	6,722	61.6
Income Taxes	(1,678)	(4,368)	2,690	61.6
Net Loss before Minority Interest	(2,517)	(6,549)	4,032	61.6
Minority Interest	(34)	(43)	9	20.9
Net Loss	($2,483)	($6,506)	$4,023	61.8

	Dec. 31, 2002	Dec. 31, 2001	$ Change	% Change	Sept. 30, 2002
Investment in Portfolio Companies (cost)	12,620	10,696	1,924	18.0	11,865
Mark to Market Adjustment	(8,123)	(3,936)	(4,187)	(106.4)	(8,252)
Carrying Value - Portfolio Companies	$4,497	$6,760	($2,263)	(33.5)	$3,613